UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

GENCO SHIPPING & TRADING LIMITED
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

Y2685T 10 7
(CUSIP Number)

Peter C. Georgiopoulos
c/o Genco Shipping & Trading Limited
299 Park Avenue
New York, New York 10171
(212) 763-5600

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attn: Gary J. Wolfe
(212) 574-1223
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 28, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T 10 7

1.	NAME OF REPORTING PERSONS
I.R.S. NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter C. Georgiopoulos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO (see Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

4,592,816

	8.	SHARED VOTING POWER

0

	9.	SOLE DISPOSITIVE POWER

4,592,816

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,592,816

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%

14.	TYPE OF REPORTING PERSON

IN (see Instructions)

EXPLANATORY NOTE

The purpose of this Amendment No. 7 to Schedule 13D is to report (i) the decrease in the Reporting Person's percentage ownership of Common Stock reported herein, which is the result of the issuance by the Issuer on February 28, 2011 of 7,500,000 shares of its Common Stock in an underwritten public offering and (ii) the acquisition by the Reporting Person of 100,000 shares of the Issuer's Common Stock, which were granted by the Issuer on December 28, 2011 under its equity incentive plan as incentive compensation.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 19, 2011 by and on behalf of Peter C. Georgiopoulos (the "Reporting Person") with respect to shares of common stock, par value $0.01 per share (the "Common Stock"), of Genco Trading & Shipping Limited, a Marshall Islands corporation (the "Issuer").  The principal executive offices of the Issuer are located at 299 Park Avenue, 20th Floor, New York, New York 10171.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The following paragraph is added to Item 3:  On December 28, 2011, the Issuer granted to the Reporting Person 100,000 shares of Common Stock under its equity incentive plan as incentive compensation.  These shares of Common Stock will vest, if at all, in equal installments on the first four anniversaries of November 15, 2011.  No additional compensation was paid for these shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The following paragraph is added to Item 5:  The Reporting Person beneficially owns an aggregate of 4,592,816 shares of Common Stock, representing approximately 10.5% of the shares of Common Stock outstanding based upon 43,807,598 shares of Common Stock outstanding following the completion of the Issuer's underwritten public offering of 7,500,000 of its Common Stock, as reported in the Issuer's 424b5 prospectus supplement that was filed with the SEC on February 23, 2012.  The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of all of the shares of Common Stock reported on this Schedule.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Dated:   March 14, 2012

PETER C. GEORGIOPOULOS

/s/ PETER C. GEORGIOPOULOS